FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April 2020

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding domestic power generation in the first half of 2020 of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant on July 15, 2020.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 902)

ANNOUNCEMENT ON DOMESTIC POWER GENERATION IN THE FIRST HALF OF 2020

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

According to the preliminary statistics of Huaneng Power International, Inc. (the “Company”), for the second quarter of 2020, the Company’s total power generation by power plants within China on consolidated basis amounted to 94.949 billion kWh, representing an increase of 3.73% over the same period last year. Total electricity sold by the Company amounted to 91.473 billion kWh, representing an increase of 5.41% over the same period last year. For the first half of 2020, the Company’s total power generation by the power plants within China on consolidated basis amounted to 179.650 billion kWh, representing a decrease of 8.05% over the same period last year. Total electricity sold by the Company amounted to 172.125 billion kWh, representing a decrease of 6.98% over the same period last year. In the first half of 2020, the Company’s average on-grid electricity settlement price for its power plants within China amounted to RMB416.65 per MWh, representing a decrease of 0.68% over the same period last year. In the first half of 2020, the Company’s market based electricity sold amounted to 84.06 billion kwh, with a ratio of 49.89% comparing to the corresponding total electricity sold, representing an increase of 2.84 percentage points over the same period last year.

The decrease in the Company’s power generation was mainly attributable to:

1.	Affected by the epidemic in the first quarter, the national economic growth slowed down, and the Company’s power generation decreased significantly year-on-year;

2.
Since the second quarter, the domestic epidemic situation has been effectively controlled, and the progress of resumption of production in various industries has accelerated. The Company seized the opportunity to actively strive for planned power, and at the same time strengthened power supervision, reduced unit backup, and increased effective generation, realizing a positive year-on-year growth of the Company’s power generation in the second quarter, and narrowing the decline in power in the first quarter.

The power generations (in billion kWh) of the Company, by regions, are listed below:

Region	Power Generation				Electricity Sold
	April to June 2020	Change	January to June 2020	Change	April to June 2020	Change	January to June 2020	Change
Heilongjiang Province	3.745	0.27%	6.776	0.84%	3.555	3.53%	6.329	1.83%
Coal-fired	3.422	1.00%	6.135	1.98%	3.214	3.85%	5.703	3.13%
Wind-power	0.286	-7.47%	0.569	-9.85%	0.303	0.63%	0.558	-9.31%
PV	0.037	-1.84%	0.072	-0.63%	0.037	0.31%	0.069	-2.76%
Jilin Province	2.859	1.65%	5.222	4.97%	2.700	1.49%	4.917	4.82%
Coal-fired	2.443	1.37%	4.468	6.03%	2.308	1.60%	4.206	6.31%
Wind-power	0.303	-2.45%	0.567	-3.96%	0.286	-5.69%	0.536	-6.82%
Hydro-power	0.033	64.79%	0.042	55.35%	0.032	66.81%	0.041	56.35%
PV	0.016	-3.75%	0.032	0.38%	0.016	-4.26%	0.032	-0.86%
Biomass power	0.064	15.65%	0.113	1.18%	0.057	16.92%	0.102	1.04%
Liaoning Province	4.058	-6.04%	8.184	-6.53%	3.801	-5.91%	7.597	-6.69%
Coal-fired	3.890	-6.39%	7.866	-6.87%	3.634	-9.86%	7.282	-7.06%
Wind-power	0.109	-5.22%	0.212	2.13%	0.108	-5.58%	0.211	1.94%
Hydro-power	0.012	1,147.31%	0.020	40.42%	0.012	1,152.77%	0.019	40.58%
PV	0.047	-1.99%	0.086	-1.19%	0.046	-1.74%	0.084	-0.87%
Inner Mongolia	0.059	-10.42%	0.107	-5.71%	0.059	-10.63%	0.106	-5.45%
Wind-power	0.059	-10.42%	0.107	-5.71%	0.059	-10.63%	0.106	-5.45%
Hebei Province	3.086	-6.87%	5.618	-15.96%	2.884	-7.18%	5.238	-16.46%
Coal-fired	2.953	-8.94%	5.346	-18.42%	2.753	-9.38%	4.975	-18.99%
Wind-power	0.118	113.73%	0.242	132.51%	0.116	116.51%	0.234	129.85%
PV	0.016	-1.00%	0.030	7.09%	0.016	-3.43%	0.029	7.68%
Gansu Province	3.371	73.49%	7.339	26.36%	3.212	74.20%	6.988	26.66%
Coal-fired	2.667	90.62%	6.106	27.40%	2.516	91.83%	5.776	27.63%
Wind-power	0.704	29.44%	1.233	21.60%	0.696	30.74%	1.212	22.22%
Ningxia	0.008	15.52%	0.013	5.27%	0.008	15.91%	0.012	8.78%
PV	0.008	15.52%	0.013	5.27%	0.008	15.91%	0.012	8.78%
Beijing	2.038	37.81%	4.098	11.30%	1.987	38.72%	3.900	12.11%
Coal-fired	0.00	-	0.709	8.03%	0.00	-	0.625	7.62%
Combined Cycle	2.038	37.81%	3.389	12.01%	1.987	38.72%	3.275	13.01%

Region	Power Generation				Electricity Sold
	April to June 2020	Change	January to June 2020	Change	April to June 2020	Change	January to June 2020	Change
Tianjin	1.100	-19.91%	3.052	-4.68%	1.035	-20.12%	2.860	-4.89%
Coal-fired	0.937	-12.56%	2.358	-3.59%	0.876	-12.52%	2.187	-3.85%
Combined Cycle	0.161	-46.22%	0.692	-8.32%	0.157	-46.18%	0.671	-8.15%
PV	0.001	-8.62%	0.002	-17.71%	0.001	-4.18%	0.002	-4.23%
Shanxi Province	1.843	-15.11%	4.617	-11.61%	1.702	-15.26%	4.299	-11.87%
Coal-fired	1.637	-23.54%	3.163	-20.64%	1.499	-24.24%	2.891	-21.26%
Combined Cycle	0.042	596.29%	1.233	3.08%	0.041	560.71%	1.200	3.08%
PV	0.164	584.50%	0.221	426.39%	0.162	582.96%	0.208	395.37%
*Shandong Province	15.811	-24.33%	33.029	-22.67%	16.007	-19.10%	32.868	-18.51%
Coal-fired	15.460	-24.66%	32.402	-22.92%	15.607	-19.62%	32.197	-18.85%
Wind-power	0.229	-7.26%	0.420	-7.66%	0.217	-10.55%	0.404	-8.51%
PV	0.162	26.23%	0.272	24.23%	0.183	42.71%	0.267	22.79%
Henan Province	5.569	16.96%	9.630	-10.79%	5.232	16.86%	9.039	-10.97%
Coal-fired	4.912	10.05%	8.752	-15.52%	4.614	10.04%	8.212	-15.62%
Combined Cycle	0.364	146.22%	0.396	112.97%	0.356	146.74%	0.387	113.37%
Wind-power	0.285	101.93%	0.469	98.56%	0.255	92.67%	0.427	89.19%
PV	0.007	-1.15%	0.013	-2.84%	0.007	-7.32%	0.013	-0.88%
Jiangsu Province	8.872	1.20%	17.008	-12.11%	8.379	0.94%	16.110	-12.16%
Coal-fired	7.304	2.34%	13.903	-15.88%	6.886	2.62%	13.115	-15.81%
Combined Cycle	0.874	-26.24%	1.761	-11.79%	0.857	-26.29%	1.729	-11.80%
Wind-power	0.659	60.78%	1.285	66.69%	0.604	53.01%	1.210	62.08%
PV	0.034	-1.65%	0.058	2.35%	0.033	-3.20%	0.057	0.93%
Shanghai	4.070	21.49%	7.993	-9.46%	3.836	21.40%	7.542	-9.75%
Coal-fired	3.848	29.14%	7.294	-5.83%	3.620	29.31%	6.861	-6.02%
Combined Cycle	0.221	-40.15%	0.699	-35.43%	0.216	-40.11%	0.681	-35.51%
PV	0.00017	-	0.00017	-	-	-	-	-
Chongqing	2.270	-2.68%	4.415	-15.14%	2.111	-2.54%	4.117	-15.05%
Coal-fired	1.905	-3.00%	3.681	-18.45%	1.755	-2.82%	3.402	-18.51%
Combined Cycle	0.305	3.12%	0.625	8.86%	0.297	3.04%	0.609	8.81%
Wind-power	0.060	-17.72%	0.109	-5.03%	0.058	-17.89%	0.106	-5.37%

Region	Power Generation				Electricity Sold
	April to June 2020	Change	January to June 2020	Change	April to June 2020	Change	January to June 2020	Change
Zhejiang Province	7.118	22.10%	11.754	-2.32%	6.840	22.29%	11.269	-2.43%
Coal-fired	6.915	21.17%	11.489	-2.81%	6.641	21.35%	11.009	-2.94%
Combined Cycle	0.186	78.73%	0.237	29.72%	0.182	77.85%	0.232	29.63%
PV	0.017	-10.09%	0.028	-3.20%	0.017	-8.19%	0.028	-2.16%
Hubei Province	3.795	-6.45%	7.361	-24.18%	3.557	-6.68%	6.910	-24.41%
Coal-fired	3.560	-6.72%	6.907	-25.81%	3.326	-6.98%	6.466	-26.11%
Wind-power	0.150	-4.82%	0.307	9.15%	0.148	-4.87%	0.302	9.12%
Hydro-power	0.078	3.28%	0.136	26.70%	0.076	2.77%	0.131	26.31%
PV	0.007	12.74%	0.011	11.64%	0.007	9.82%	0.011	11.99%
Hunan Province	2.482	22.75%	4.670	-6.04%	2.324	23.47%	4.361	-6.26%
Coal-fired	2.180	24.30%	4.097	-6.83%	2.026	25.19%	3.802	-6.93%
Wind-power	0.174	30.96%	0.336	3.50%	0.172	30.57%	0.326	1.13%
Hydro-power	0.114	-9.50%	0.215	-9.15%	0.112	-9.75%	0.212	-9.16%
PV	0.014	71.96%	0.021	92.00%	0.013	77.36%	0.021	87.46%
Jiangxi Province	4.708	15.75%	9.001	-2.82%	4.495	15.72%	8.607	-2.90%
Coal-fired	4.416	12.23%	8.489	-5.39%	4.214	12.24%	8.112	-5.46%
Wind-power	0.234	77.40%	0.438	50.97%	0.230	77.82%	0.430	50.74%
PV	0.057	-	0.075	-	0.050	-	0.066	-
Auhui Province	1.274	-7.48%	2.514	-16.18%	1.212	-7.17%	2.400	-16.13%
Coal-fired	1.184	-6.88%	2.348	-16.40%	1.123	-6.56%	2.235	-16.36%
Wind-power	0.073	5.57%	0.149	4.80%	0.072	6.18%	0.148	4.87%
Hydro-power	0.017	-53.90%	0.017	-65.43%	0.017	-53.43%	0.017	-65.19%
*Fujian Province	3.082	33.07%	5.352	19.60%	3.808	46.40%	6.272	28.74%
*Coal-fired	3.079	33.10%	5.346	19.61%	3.805	46.44%	6.266	28.76%
PV	0.003	15.32%	0.006	17.60%	0.003	11.03%	0.006	16.71%
Guangdong Province	6.856	22.00%	10.231	-3.78%	6.391	19.06%	9.618	-5.49%
Coal-fired	6.640	18.26%	10.011	-5.77%	6.358	18.56%	9.580	-5.78%
Combined Cycle	0.210	-	0.210	-	0.027	-	0.027	-
PV	0.006	18.33%	0.011	20.63%	0.006	19.95%	0.011	17.68%
Guangxi	0.169	64.16%	0.289	72.06%	0.163	65.51%	0.278	76.05%
Combined Cycle	0.115	57.93%	0.184	53.60%	0.111	60.07%	0.177	54.01%
Wind-power	0.054	79.31%	0.105	122.87%	0.052	78.40%	0.101	134.55%

Region	Power Generation				Electricity Sold
	April to June 2020	Change	January to June 2020	Change	April to June 2020	Change	January to June 2020	Change
Yunnan Province	2.951	211.57%	4.618	131.61%	2.727	215.09%	4.262	131.49%
Coal-fired	2.815	252.79%	4.278	169.41%	2.595	259.85%	3.930	171.74%
Wind-power	0.135	-4.43%	0.337	-15.41%	0.131	-3.97%	0.328	-15.27%
Hydro-power	0.001	-93.22%	0.004	-56.18%	0.001	-93.24%	0.003	-56.46%
Guizhou Province	0.077	66.43%	0.166	16.84%	0.075	64.79%	0.157	12.44%
Wind-power	0.051	11.51%	0.134	-5.65%	0.051	11.11%	0.132	-5.51%
PV	0.025	-	0.032	-	0.024	-	0.025	-
Hainan Province	3.638	-4.91%	6.527	-5.74%	3.376	-4.63%	6.069	-5.52%
Coal-fired	3.503	-5.65%	6.302	-6.66%	3.244	-5.39%	5.849	-6.47%
Combined Cycle	0.074	312.15%	0.107	409.71%	0.0072	303.09%	0.104	418.35%
Wind-power	0.021	16.64%	0.048	3.74%	0.21	15.45%	0.047	3.66%
Hydro-power	0.010	-77.87%	0.018	-67.41%	0.010	-78.36%	0.017	-67.78%
PV	0.030	-1.23%	0.053	3.27%	0.029	-0.08%	0.052	2.92%
Total	94.949	3.73%	179.650	-8.05%	91.473	5.41%	172.125	-6.98%

*
According to the requirements of relevant policies, as Huaneng Shandong Bajiao Power Plant & Huaneng Fujian Luoyuan Power Plant (which is owned by the Company) acts as an emergency backup power source, the scope of statistics has not included its coal-fired installed capacity nor its volume of power generation. Since those power plants began to generate power revenue, the Company’s electricity sales in Shandong Province & Fujian Province was greater than the power generation.

For the second quarter of 2020, the power generation of Tuas Power Limited in Singapore, which is wholly-owned by the Company, accounted for a market share of 21.6% in Singapore, representing an increase of 1.6 percentage point compared to the same period of last year. The accumulated power generation for the first half year accounted for a market share of 21.5%, representing an increase of 1.0 percentage point compared to the same period of last year.

In the second quarter of 2020, the controlling generation capacity of the new commissioned units was 1,313.79MW. Thereinto, the newly installed capacity of gas-fired units, wind farms and Photovoltaic were 472.52MW, 357MW and 484.27MW respectively. Besides，the Company completed acquisition of Huaneng Shandong Taifeng New energy Co., Ltd with controlling generation capacity of 100MW and equity-based generation capacity of 65.78MW.

In the second quarter of 2020, the operating life of unit #1 (352 MW) of Huaneng Nantong Power Plant, a subsidiary of the Company, came to an end and the shutdown procedures had been implemented. The installed capacity would no longer be included in the Company's statistics.

In addition, the installed capacity of some of the power plants in which the Company has equity interests changed in the second quarter of 2020.

Based on the above, as of 30 June 2020, the Company had a controlled generation capacity of 108,111MW and an equity-based generation capacity of 94,878 MW.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the Directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Guo Hongbo (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
15 July 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Huang Chaoquan

	Name:	Huang Chaoquan

	Title:	Company Secretary

Date:     July 15, 2020